Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	2013	2014	2015	2016	2017
Earnings
Income before income taxes	$14,371	$1,234	$10,252	$6,796	$8,148
Add/(Deduct):
Equity in net income of affiliated companies	(1,069)	(1,275)	(1,818)	(1,780)	(1,201)
Dividends from affiliated companies	529	1,463	1,485	1,613	1,444
Fixed charges excluding capitalized interest	3,861	3,671	3,380	3,860	4,539
Amortization of capitalized interest	41	39	38	37	37
Earnings	$17,733	$5,132	$13,337	$10,526	$12,967

Fixed Charges
Interest expense	$3,689	$3,496	$3,227	$3,702	$4,364
Interest portion of rental expense (a)	172	175	153	158	175
Capitalized interest	18	21	20	27	35
Total fixed charges	$3,879	$3,692	$3,400	$3,887	$4,574

Ratios
Ratio of earnings to fixed charges	4.6	1.4	3.9	2.7	2.8
__________
(a) One-third of all rental expense is deemed to be interest.